

July 16, 2012

Via E-mail
Mr. Donald R. Lindsay
Chief Executive Officer
Teck Resources Limited
550 Burrard Street, Suite 3300
Vancouver, B.C. V6C0B3
Canada

    Re: Teck Resources Limited
           Form 40-F for Fiscal Year Ended
           December 31, 2011
           Filed March 14, 2012
           File No. 001-13184

Dear Mr. Lindsay:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for Fiscal Year Ended December 31, 2011

Exhibit 99.2- Financial Statements

Note 2. Basis of Preparation, page 7

1. We note your disclosure that the policies applied in these annual consolidated financial statements are based on IFRS issued and outstanding as of February 28, 2012, the date the Board of Directors approved the financial statements. Please explain to us how your disclosure meets the criteria of paragraph 7 of IFRS 1.

Note 3. Summary of Significant Accounting Policies, page 7
Revenue Recognition, page 9

2. We note your disclosure that the 2011 sales prices shifted toward shorter-term pricing arrangements linked to the quoted market. We also note your policy that sales of product are recognized when "the risk and rewards of ownership pass to the customer and the price is reasonably determinable." Please explain to us how you define the term "reasonably determinable" and further explain how the term meets the revenue recognition criteria in paragraph 14(c) of IAS 18.

Financial Instruments, Cash and Cash Equivalents, page 9

3. Please explain to us why you designate "cash and cash equivalents" as loans and receivables.

Mineral properties and mine development costs, page 11

4. We note you defer "the cost of acquiring and developing mineral properties or property rights, including waste rock stripping costs related to mine development and costs incurred during production to increase future output by providing access to additional sources of reserves…" Please explain to us the criteria used for deferral and how you measure the extent to which stripping costs increase future output.

Note 15. Goodwill, page 27
Discount Rates, page 28

5. You disclose that cash flow projections are discounted using a real post-tax discount rate of 7%. The guidance provided in paragraph 55 of IAS 36 states that the discount rate shall be a pre-tax rate. Please explain to us the specific reasons you believe use of a post-tax discount rate complies with the accounting guidance provided in IAS 36.

Note 31. First Time Adoption of IFRS, page 59

6. To the extent that your primary financial statements reflect the use of the mandatory exceptions of IFRS 1, please identify for us the items or class of items to which the exceptions were applied and describe the accounting principle that was used and how it was applied. In addition and to the extent material, also qualitatively describe to us the impact on the financial condition, changes in financial condition and results of operations that the treatment specified by IFRS would have had absent these mandatory exceptions. Refer to paragraph 13-17 and 23 of IFRS 1.

7. We note your reconciliation between Canadian GAAP and IFRS equity as at January 1, 2010 included an adjustment of $175 million for decommissioning and restoration provisions. Please explain to us how you applied the short-cut

method and explain the reasons for the reduction in the decommissioning and restoration provision liability.

<u>Note 32. Supplemental Guarantor Condensed Consolidating Financial Information, page 66</u>

8. It appears that you need to provide quantitative reconciliations to bridge the 2010 supplemental guarantor condensed consolidating financial information presented under IFRS with that previously filed under Canadian GAAP in your 2010 Form 40-F. Please amend your Form 40-F to comply.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raj Rajan at 202-551-3388 or Nasreen Mohammed at 202-551-3773 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining